SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                         ---------------

                         AMENDMENT NO. 1
                               to
                           SCHEDULE TO

                 ISSUER TENDER OFFER STATEMENT
            UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)


                      CCA INDUSTRIES, INC.
                        (NAME OF ISSUER)



                      CCA INDUSTRIES, INC.
              (NAME OF PERSON(S) FILING STATEMENT)


             Common Stock, Par Value $0.01 per share
                 (Title of Class of Securities)

                            124867102
              (CUSIP Number of Class of Securities)



                          Ira W. Berman
     Executive Vice President, General Counsel and Secretary
                      CCA Industries, Inc.
                     200 Murray Hill Parkway
                    East Rutherford, NJ 07030
                         (201) 330-1400

                           Copies to:
                    Michael I. Stolzar, Esq.
                  Zissu Gumbinger & Stolzar LLP
                        950 Third Avenue
                    New York, New York 10022
                         (212) 371-3900

    (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)

                    CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)

Amount of Filing Fees: $500.00 (b)
_________

(a) Calculated as the aggregate maximum purchase price to be paid for 2,500,000 shares in the offer based on its market value in accordance with Section (a)(4) of Regulation 240.0-11(a), i.e. its last sales price reported for June 1, 2000.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.



[ X ]  Check box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:       $500.00

Form or Registration No.:     Schedule TO

Filing Party:                 CCA Industries, Inc.

Date Filed:                   June 7, 2000


[    ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

     The following amendments are made to the Offer to Purchase Document:

     1. The second and third paragraphs of the Offer to Purchase's "Summary Term Sheet," at page 1, are amended to provide as follows:

     If more than 2,500,000 shares of Common Stock are duly tendered prior to the expiration of the Offer, and not withdrawn, the Company, at present, and subject to the conditions set forth in Section 5, intends to purchase 2,500,000 shares of Common Stock as follows:

     First, the Company will accept all validly tendered shares, not withdrawn, of each shareholder who beneficially owns as of the date of the Offer to Purchase (and continues to own as of the Expiration Date) an aggregate of less than 100 shares (and pro rata from such shareholders to the extent that more than 2,500,000 shares satisfy this criteria, with the pro rata measure's result rounded down, if necessary, to avoid the purchase of
fractional shares).   Second, the Company will accept other validly tendered
shares not withdrawn on a pro rata basis so that the Company accepts an aggregate of 2,500,000 shares pursuant to the Offer (with the pro rata measure's result rounded down, if necessary, to avoid the purchase of fractional shares).

     2.   The Offer to Purchase's Summary Term Sheet is amended, at page 2,
          (a) to change the heading "The Company" to "The Company/Common Stock Price Range"; and (b) [to add the following paragraph immediately following the first sentence paragraph: ("CCA Industries was incorporated in Delaware in 1983."):

     The Company's Common Stock is traded on the NASDAQ National Market. The high and low sales prices during the fiscal year ended November 30, 1999 were
2.125 (1st Quarter) and 1.0633 (2nd Quarter). The high and low sales prices during fiscal 2000, through March 26, 2000, were 1.75 (1st Quarter) and .813 (2nd Quarter).

     3. The "Risk Factors" section of the Offer to Purchase's Summary Term Sheet, at page 4, is amended to add a third paragraph and a fourth paragraph under the first numbered Risk Factor, as follows:

     As of February 29, 2000, the Company's material indebtedness outstanding that would constitute senior indebtedness consisted, primarily, of $7,965,672 owed as trade and other payables, and $1,600,000 indebtedness to PNC Bank. (The Company has a PNC Bank credit line of $7 million pursuant to a revolving credit agreement.) The indenture does not limit the amount of indebtedness, including senior indebtedness, that the Company or any subsidiary may create, incur, assume or guarantee. (As at February 29, 2000, the Company had total liabilities of $9,565,672 and total assets of $24,497,287.)

     The Company's debt service currently consists of the interest on the outstanding balance of its $7,000,000 line of credit with PNC Bank. Although this line has been renewed year-to-year and PNC Bank has not required any 'pay down' of outstanding indebtedness, there can be no assurance that PNC Bank, in the near term or at any time prior to maturity of subordinated debentures issuable in this Offer, will not require such payment. The outstanding indebtedness under the line of credit was $1,400,000 and $1,600,000 at February 29, 2000 and November 30, 1999, respectively. The Company had sufficient cash and marketable securities available ($3,562,042 at February 29, 2000 and $3,507,599 at November 30, 1999, respectively) to cover its debt service of $1,616,663 and $1,519,664 as of February 29, 2000 and November 30, 1999, respectively. If available in like amount in future years, these funds would also be sufficient to cover the Company's pro forma debt service of $1,691,633 and $1,819,664 at February 29, 2000 and November 30, 1999,

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
respectively, through year four of the five years-to-maturity subordinated debentures (calculating the pro forma event of a full tender of 2,500,000 shares and issuance of subordinated debentures in accordance with the Offer's terms). However, in respect of debt service for a fifth year subject of such pro forma calculation ($6,819,664), the Company would be required to utilize cash and marketable securities, if available, and would otherwise be required to utilize funds from its line of credit, but there can be no assurance that such resources, or like resources, including credit, in sufficient amount, will be available at that time.

     4. (a) The second sentence under the heading "Withdrawal Rights," at page 11 of the Offer to Purchase's Summary Term Sheet, and the second sentence under the heading "Withdrawal Rights," at Section 3 of the Offer to Purchase, page 11, are amended to read as follows:

     You may withdraw Common Stock tendered (i) at any time during the period that the Offer remains open, and (ii) if not yet accepted for payment, after the expiration of forty business days from the June 7, 2000 commencement date of the Offer.

     5. Section 4 of the Offer to Purchase, "Payment for Shares: The Subordinated Debentures and Indenture," is amended to add the following paragraph under the heading (and prior to the first sub-heading, "A. Payment"):

     See (hereinabove) the "Summary Term Sheet - Risk Factors" (hereinabove), for particular information about the Company's ability to service and pay subordinated-indenture indebtedness, including pro forma information.

     6. The first paragraph of Section 5 of the Offer to Purchase, "Certain Conditions of the Offer," at pages 18 and 19, is amended to provide as follows:

     All of the following conditions must be satisfied or waived on or before expiration of the Offer:

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept any Common Stock tendered, and may terminate or amend the Offer or may postpone the acceptance of Common Stock tendered, if any of the following circumstances or events shall have occurred (or shall reasonably have been determined by the Company to have occurred), in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company): (1) in the reasonable judgment of the Board of Directors, in consideration of circumstances prevailing at the Expiration Date, acceptance and purchase of Common Stock tendered would not be in the Company's best interest because an insufficient number of shares have been tendered; provided, however, that no such judgment will be made if more than 100,000 Common Stock shares are tendered; and (2) there is, in the Board of Director's reasonable judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Company, (b) suspension of or limitation on prices for trading securities generally on any United States national securities exchange or over-the-counter market, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, (d) limitation affecting the Company imposed by federal or state authorities on the extension of credit by lending institutions, or (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States.

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

                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO, originally filed June 7, 2000, is true, complete and correct.



Dated: June 23, 2000                         CCA INDUSTRIES, INC.


                                   By:   s/ Ira W. Berman
                                          Ira W. Berman, Secretary




















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